November 9, 2009
VIA FACSIMILE AND EDGAR
Mr. Jay E. Ingram
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Novelis Inc. Registration Statement on Form S-4 Amendment No. 1 Filed on October 20, 2009 File No.: 333-161892
Dear Mr. Ingram:
     This letter sets forth the responses of Novelis Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) filed on October 20, 2009. The Staff’s comments were provided to the Company in a letter dated October 29, 2009.
     Concurrently with the delivery of this letter, the Company has filed Amendment No. 2 to the Registration Statement, including the related exhibits (“Amendment No. 2”). Amendment No. 2 contains revisions to the Registration Statement in response to the Staff’s comments. As discussed with the Staff, Amendment No. 2 also includes revisions reflecting the Company’s financial results through September 30, 2009. The Company filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 on November 3, 2009.
     For your convenience, the Company will provide the Staff with six courtesy copies of this response letter, together with six copies of Amendment No. 2 that are marked to show the changes from the filing on October 20, 2009 made in response to your comments and to reflect September 30, 2009 information. The Company has listed the responses in the same order as the comments were presented and has repeated each comment prior to the response.
Prospectus Cover Page
     Staff’s Comment 1: We note your response to comment two of our letter dated October 8, 2009. Please be advised that the issuance of guarantees by future subsidiary guarantors would constitute issuance of additional securities which you may not register pursuant to a post effective amendment prior to the expiration of the exchange offer. Refer to Securities Act Rule

Novelis Inc.
November 9, 2009

413 and Interp. No. 210.01 of our Securities Act Rules Compliance and Disclosure Interpretations.
     Response: The Company notes the Staff’s comment and advises the Staff that no additional guarantors will be added between the date the Registration Statement is declared effective and the expiration of the exchange offer.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49
Results of Operations, page 55
     Staff’s Comment 2: We have reviewed your response to comment 20 of our letter dated October 8, 2009. As we previously requested, please revise your description of cost of goods sold here and elsewhere throughout the filing to clearly disclose that cost of goods sold is exclusive of depreciation and amortization in accordance with SAB Topic 11:B. See pages 55, 61 and 66 for examples where you have not revised the description of cost of goods sold.
     Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 55, 60 and 65.
     Staff’s Comment 3: We have reviewed your response to comment 21 of our letter dated October 8, 2009. It appears that you continue to present an amount that combines the income of each of the four segments in your reconciliation of income from reportable segments to net income (loss) attributable to your common shareholder on pages 59, 64 and 69. This amount represents a non-GAAP measure. As we previously requested, please ensure either:
(a)	it is not presented outside of your SFAS 131 footnote; or

(b)	present the disclosures required by Item 10(e) of Regulation S-K.
     You should enhance your disclosures by addressing the following:
•	state the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	state the manner in which management compensates for these limitations when using the non-GAAP financial measure;

•	explain why your management believes that this measure provides useful information to investors;

•	provide cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities; and

•	state that this non-GAAP measure should not be considered as an alternative to net income, which is determined in accordance with GAAP.

Novelis Inc.
November 9, 2009

     See also Question 21 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
     Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 58, 63 and 68 to remove the presentation of the combined income from our four segments.
Financial Statements for the Year Ended March 31, 2009
Consolidated Statements of Shareholder’s Equity, page F-9
     Staff’s Comment 4: We have reviewed your response to comment 33 of our letter dated October 8, 2009. It does not appear that you have disclosed the amount of income tax expense or benefit allocated to each component of other comprehensive income in accordance with paragraph 25 of SFAS 130. For example, there are instances where you only disclose that the currency translation adjustment is net of tax but do not disclose the amount. Please advise or revise.
     Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-9 and F-10.
Note 20 — Commitments and Contingencies, page F-72
     Staff’s Comment 5: We have reviewed your response to comment 40 of our letter dated October 8, 2009. Regarding the Coca-Cola lawsuit, please disclose the amount of the accrual that you have recorded, if any. Please also disclose the range of loss in excess of amounts accrued or state that such an estimate cannot be made. See paragraphs 8-10 of SFAS 5.
     Response: The Company advises the Staff that it has concluded that a loss from the Coca-Cola lawsuit is not probable and therefore has not recorded an accrual. In addition, the Company does not believe that there is a reasonable possibility of a loss from the lawsuit based on information available at this time. In response to the Staff’s comment, the Company has revised its disclosure on pages 115 and F-72 to disclose these conclusions. The Company has also included similar disclosure in the notes to its six month financial statements, on page F-122.
Note 24 — Supplemental Guarantor Information, page F-84
     Staff’s Comment 6: We note your revised disclosure in response to comment 41 of our letter dated October 8, 2009. However, since your disclosure here refers only to the Senior Notes defined on page 192 as the company’s 7.25% Senior Notes due 2015, please confirm that the same subsidiary guarantors guaranteeing the Senior Notes are also guaranteeing the notes subject to this registration statement, and further revise your disclosure here to cover these new notes.

Novelis Inc.
November 9, 2009

     Response: The Company advises the Staff that the same subsidiary guarantors guaranteeing the Senior Notes are also guaranteeing the notes subject to the Registration Statement. In response to the Staff’s comment, the Company has revised its disclosure on page F-84. The Company has also included similar disclosure in the notes to its six month financial statements, on page F-126.
*       *       *
     Please contact the undersigned at (404) 814-4200 with any questions concerning this letter.
Sincerely,
/s/ Leslie J. Parrette Jr.
Leslie J. Parrette Jr.
Senior Vice President, General Counsel and
Compliance Officer

cc:	Mr. John J. Kelley III — King & Spalding LLP Mr. Keith M. Townsend — King & Spalding LLP